SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No.     )

Rubio’s Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78116B102

(CUSIP Number)

Mr. Louis Alonso

619-687-5000

Kelly Capital, LLC

225 Broadway, 18th Floor

San Diego, CA 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAME OF REPORTING PERSON Kelly Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 601,933 shares of Common Stock
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 601,933 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,933 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 9,950,477 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON Kelly Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 601,933 shares of Common Stock (1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 601,933 shares of Common Stock (1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,933 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.

(2)	Based on 9,950,477 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON Michael Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 601,933 shares of Common Stock (1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 601,933 shares of Common Stock (1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,933 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.

(2)	Based on 9,950,477 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Rubio’s Restaurants, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1902 Wright Place, Suite 300, Carlsbad, California.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Kelly Capital Investments, LLC, a California limited liability company (“Kelly Capital Investments”), Kelly Capital, LLC, a California limited liability company (“Kelly Capital”), and Mr. Michael Kelly, an individual and citizen of the United States (“Mr. Kelly” and, together with Kelly Capital Investments and Kelly Capital, the “Reporting Persons”). Mr. Kelly has sole control over the affairs and investment decisions of Kelly Capital Investments and Kelly Capital, including the power to vote or dispose of the Common Stock. The business address of the Reporting Persons is c/o Kelly Capital, LLC, 225 Broadway, 18th Floor, San Diego, CA 92101.

Kelly Capital owns all of the outstanding membership interests of Kelly Capital Investments. The Michael R. Kelly Trust (the “Kelly Trust”) owns all of the outstanding membership interests of Kelly Capital. Mr. Kelly is the sole trustor and trustee of the Kelly Trust, which is a revocable trust during the life of Mr. Kelly.

Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each officer of Kelly Capital Investments and Kelly Capital.

The Reporting Persons and the persons identified on Schedule 1 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock described in this Schedule 13D came from the working capital of Kelly Capital and its subsidiaries.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock based on their belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. On July 9, 2008, Kelly Capital sent a letter to the Issuer (the “Letter”), urging the Issuer’s board of directors to undertake measures to enhance long-term stockholder value, as described therein. A copy of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except as set forth herein and in the Letter, or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would result in any of the following:

(1)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer which the Reporting Persons hold;

(2)	seeking to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(3)	seeking to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(4)	seeking changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors or to fill any vacancies on the Issuer’s board of directors;

(5)	seeking material changes in the present capitalization or dividend policy of the Issuer;

(6)	seeking other material changes in the Issuer’s business or corporate structure;

(7)	seeking changes in the Issuer’s Third Amended and Restated Certificate of Incorporation and Restated Bylaws or taking other actions which may impede the acquisition of control of the Issuer by any person;

(8)	seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	seeking to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(10)	taking any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s management and board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Common Stock as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of, or any hedging or similar transactions with respect to, the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to above.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Common Stock by the Reporting Persons at the date hereof is reflected on the cover page, the contents of which are incorporated herein by reference.

The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock effected by the Reporting Persons in the past sixty days:

Trade Date	Purchase (P) or Sale (S)	Quantity	Price
6/20/2008	P	397,152	$5.03
6/23/2008	P	1,430	$4.99
6/24/2008	P	40,380	$5.02
6/30/2008	P	74,446	$4.99
7/2/2008	P	4,200	$5.03
7/3/2008	P	25,800	$5.00
7/7/2008	P	57,000	$5.00
7/8/2008	P	1,525	$5.00

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

(1)	Joint Filing Agreement by and between Kelly Capital Investments, Kelly Capital and Mr. Kelly.

(2)	Letter from Kelly Capital to the Issuer, dated July 9, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

Date:	July 10, 2008

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

Date:	July 10, 2008

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Date:	July 10, 2008

SCHEDULE 1

Set forth below is the name and position of the officers of Kelly Capital Investments and Kelly Capital. Except as otherwise indicated, the principal occupation of each person listed below is as an officer of Kelly Capital Investments or Kelly Capital, as the case may be. The business address of each person listed below is c/o Kelly Capital, LLC, 225 Broadway, 18th Floor San Diego, CA 92101. Unless otherwise indicated, each person listed below is a citizen of the United States.

Kelly Capital Investments, LLC

Officers
Name	Position
Michael Kelly	President
Nick Spriggs	Executive Vice President
Joe Altman	Portfolio Manager
Gregory C. Bowen	Chief Financial Officer
Joe Thomas	Senior Vice President & Controller

Louis Alonso	Senior Vice President, General Counsel & Assistant Secretary

Michael K. Marks	Senior Vice President & Secretary

Kelly Capital, LLC

Officers
Name	Position
Michael Kelly	Chairman/CEO
Richard Kelly	President
Gregory C. Bowen	Chief Financial Officer
Nick Spriggs	Executive Vice President – Mergers & Acquisitions
Joe Thomas	Senior Vice President – Controller
Louise Kelly	Senior Vice President
Joe Altman	Senior Vice President
Josh Finkenberg	Senior Vice President

Dan Will	Senior Vice President
Louis Alonso	Senior Vice President, General Counsel & Assistant Secretary
Michael K. Marks	Senior Vice President & Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree jointly to prepare and file on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Rubio’s Restaurants, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of July 2008.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Exhibit 2

July 9, 2008

Via Federal Express

Board of Directors

c/o Ralph Rubio, Chairman of the Board

Rubio’s Restaurants, Inc.

1902 Wright Place, Suite 300

Carlsbad, CA 92008

Dear Mr. Rubio:

We are writing to inform you that certain entities affiliated with Kelly Capital, LLC (“Kelly Capital”) have acquired a 6% interest in Rubio’s Restaurants, Inc. (the “Company” or “Rubio’s”), bringing our holdings to 601,933 shares.

Being based in San Diego, we are loyal customers and admirers of the Rubio’s brand. The Company has built a distinctive brand within the Mexican fast casual segment with a very strong market presence in the Southwest. In addition, the Company’s average unit volume of over $1 million is impressive. However, Rubio’s strong brand and impressive unit-level financial performance has not translated into significant gains in shareholder value in recent years.

Since Rubio’s initial public offering (“IPO”) in May 1999 through the trailing twelve month (“TR12”) period ended March 30, 2008, Rubio’s has spent over $100 million to open over 80 new restaurants, expanding the restaurant base by over 90%. However, book value per share has declined, the stock price is trading near a five-year low (perhaps lower if we were not investing in Rubio’s recently), and the Company has underperformed both the S&P 500 and the S&P Restaurants indices.

Clearly either the market does not recognize the value that Rubio’s has created over the last ten years or the shareholders would be better served by a change in strategic direction. Kelly Capital believes that there are several near-term steps the Company should undertake to generate significant value for all of the shareholders of Rubio’s. In order to foster a constructive dialogue, we have highlighted several measures below. We would welcome the opportunity to meet with members of management and the board to discuss the Company’s results, prospects and strategic plans so that we can further refine our analysis and assist the Company in determining the optimal course for increasing shareholder value. We believe acting on some of these initiatives will send a strong message to the public markets that the Company is committed to enhancing shareholder value.

Step #1

RUBO Should Refocus On Profitability By Reducing Its High G&A Expenses.

We believe the Company should focus on operating a much leaner operation and should significantly reduce its general and administrative expense margin in order to finally achieve double-digit EBITDA margins. We are concerned by the increasing level of G&A expense in recent years, as well as the fact that the Company has been unable to reduce G&A as a percentage of revenue despite significant revenue growth.

www.kellycapital.com	225 Broadway 18th Floor San Diego CA 92101	619.687.5000 p 618.687.5010 f

	Fiscal Years Ended December 31,									TR12 Months Ended 3/30/08

	1999	2000	2001	2002	2003	2004	2005	2006	2007
G&A Expenses	$7.8	$10.3	$10.3	$9.6	$10.3	$11.4	$15.8	$23.4	$16.2	$16.9
G&A Margin	11.4%	10.7%	9.1%	8.1%	8.3%	8.3%	11.3%	15.4%	9.6%	9.5%
EBITDA Margin	8.7%	6.5%	6.1%	8.4%	4.2%	8.8%	7.2%	6.4%	6.3%	5.5%

Source: Company filings.

As compared with the fast casual and quick service companies listed below, the Company’s TR12 EBITDA margin of 5.5% percent is the lowest in the group and is the only company that has not been able to achieve greater than 10% EBITDA margins. Although we recognize that many of these larger companies benefit from economies of scale and higher margin franchise royalty revenue, many of these companies also operate over much wider geographic regions and have more complex organizations than Rubio’s. We believe that the high level of G&A expense is at least partially attributable to the Company’s unit growth strategy, which, as discussed earlier, has not generated substantial returns for shareholders. We believe that material reduction in corporate overhead is possible, necessary and will be extremely accretive to shareholders.

	TR12 Month EBITDA Margins (1)
	RUBO	CMG	EAT	NATH	AFCE	MCD	JBX	WEN	THI	SONC	DPZ	CKR
EBITDA Margins	5.5%	14.5%	12.1%	17.7%	30.2%	30.6%	10.5%	12.6%	26.9%	25.7%	15.7%	10.3%

Source: Company Filings.

(1)	TR12 month period ended March 31, 2008 for all companies except Sonic Corporation (2/28/08) and CKE Restaurants (4/30/08).

Step #2

RUBO Should Reevaluate Its Capital Allocation Strategy.

The Company has publicly stated its intentions to open 20 new restaurants this year requiring an aggregate cash investment of approximately $12 million which amounts to more than 20% of the Company’s current market value. To finance this expense, Rubio’s will take on leverage for the first time since becoming public simply to expand its restaurant base by only 10%. In this difficult economic environment (and given the lack of shareholder return from recent expansion), a better approach to enhancing shareholder value would be to direct this $12 million toward other higher return uses or return the capital to shareholders. The Company’s stock price currently trades at 1.2x tangible book value, which is the lowest multiple of tangible book that Rubio’s has traded in the last five years. Further, allocating some excess cash flows towards a modest annual dividend would likely expand the universe of potential shareholders to those seeking some current income at a time of historically low yields.

Step #3

RUBO Should Engage In A Unit-By-Unit Analysis To Maximize Shareholder Value.

Kelly Capital believes the Company should proactively engage in a unit-by-unit analysis of its locations and form an objective criterion to determine if units should be (i) maintained as Company-operated units, (ii) closed, (iii) sold to franchisees or (iv) dealt with through other strategies. Based on the Company’s February 2008 presentation at the ROTH Capital Partners Growth Stock Conference, Rubio’s is targeting 20% restaurant cash flow margins at targeted new locations versus a current 17% cash flow margin for 152 of its best existing locations. Given that the 10-year high for the Company’s corporate EBITDA margin is only 8.8%, we are concerned that there may be a high number of underperforming units or units that would be better operated in the hands of franchisees. We believe the Company should concentrate on improving the margins at all of its existing locations before further Company-funded expansion and determine the appropriate plans for locations that are grossly underperforming its desired EBITDA benchmarks.

Many of the companies in the comparable set highlighted in Step #1 have achieved much higher margins and EBITDA valuation multiples by franchising. Based on Kelly Capital’s market checks, there are a significant number of experienced and well-capitalized investors interested in acquiring franchises within the Mexican fast casual sector. Historically, a franchised unit is more profitable for a restaurant company than one it itself owns due, in part, to the entrepreneurial nature of the new owner-operators. This franchising strategy would also enable the Company to continue its growth trajectory with someone else’s capital base. The market would naturally assign a higher multiple to Rubio’s cash flows due to the less volatile nature of royalty and other fee streams associated with the franchised units. Additional cash flow from sales of Company units could warrant further share repurchases or other uses beyond those mentioned in Step #2.

We believe that the Company should consider a franchising program to unlock the latent value in its locations. Based on our preliminary analysis, we believe there is at least $30 million in excess value that can be unearthed by closing select underperforming locations and franchising many of Rubio’s existing units. This is a similar strategy to that of other leading restaurant companies in recent years including CKE Restaurants, Jack-in-the-Box, McDonald’s, Wendy’s and Applebee’s.

As mentioned, we intend to develop a much more detailed strategy after further analysis and meetings with management and the board. We look forward to the Company’s upcoming annual meeting on July 24th and working together with the board of Rubio’s to enhance shareholder value.

Sincerely,

Joe Altman	Josh Finkenberg
Portfolio Manager	Senior Vice President

CC:

Kyle A. Anderson

Craig S. Andrews, J.D.

William R. Bensyl

Jack W. Goodall

Loren C. Pannier

Daniel E. Pittard

Timothy J. Ryan